Calculation of Filing Fee Tables

SC TO-I/A

(Form Type)

Alpha Core Strategies Fund

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee

Fees to Be Paid	—	0.0001102%	—

Fees Previously Paid	$35,000,000.00		$3,857.00

Total Transaction Valuation	$35,000,000.00

Total Fees Due for Filing			$3,857.00

Total Fees Previously Paid			$3,857.00

Total Fee Offsets			—

Net Fee Due			—

The fee of $3,857.00 was paid in connection with the filing of the Schedule TO-I by Alpha Core Strategies Fund (File No. 005-80363) on October 18, 2022 (the “Schedule TO”). This is the final amendment to the Schedule TO and is being filed to report the results of the offer.